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FOIA Confidential Treatment Request November 11, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attn: Kevin Vaughn, Accounting Branch Chief, Division of Corporation Finance

Re:	PhotoMedex, Inc.
Preliminary Proxy Statement on Schedule 14A - Filed October 2, 2008
File No. 0-11635
Request for Confidential Treatment Pursuant to Rule 83

Dear Mr. Vaughn:

This letter requests confidential treatment pursuant to Rule 83 promulgated under the Freedom of Information Act (“FOIA”) for the Confidential Table (as defined below) being submitted in connection with, but under separate cover from, PhotoMedex, Inc.’s letter to you dated November 7, 2008 (the “Response Letter”). The Response Letter responds to the requests you made with respect to our Preliminary Proxy Statement on Schedule 14A filed on October 2, 2008.

The Confidential Table includes information that is confidential within the applicable provisions of FOIA, particularly Section 552(b)(4) of FOIA and the Commission’s rules (17 CFR 200.80 and .83) implementing FOIA, which provide that the Commission will generally not publish or make available to any person matters that are trade secrets or privileged or confidential commercial or financial information.

The portion of our response for which we seek confidential treatment is the estimated 2008 financial results set forth in a table (the “Confidential Table”) presenting the Rule 3-05 of Regulation S-X significance tests with respect to the proposed acquisition of Photo Therapeutics Group Limited calculated using results for the fiscal year ended December 31, 2007 (as specified by the rule), as well as the significance tests calculated using estimated results for the fiscal year ended December 31, 2008. The Confidential Table is being submitted in connection with, but under separate cover from, the Response Letter and has been clearly marked with an identifying number and code in accordance with Rule 83(c)(2). That identifying number and code is CTR1OF1/RL11.11.2008.

Securities and Exchange Commission
November 11, 2008

Please note that the EDGAR filing of the Confidential Table redacts the portion of the response for which we are seeking confidential treatment. The redaction has been marked with the same identifying number and code as that set forth above.

If substantiation of this request is required or if there are questions concerning this request, please contact me using the following contact information:

Davis Woodward
Corporate Counsel
PhotoMedex, Inc.
147 Keystone Drive
Montgomeryville, PA 18936
(215) 619-3600

In accordance with Rule 83(c)(3), we have sent a copy of this request for confidential treatment to the Commission’s Office of Freedom of Information and Privacy Act Operations in Alexandria, VA.

Sincerely,

/s/ Davis Woodward
Davis Woodward
Corporate Counsel

cc:	Office of Freedom of Information and Privacy Act Operations Brian C. Miner, Esq. Linda L. Griggs, Esq.

PhotoMedex, Inc
PhotoTherapeutics
Significant Subsidiary Test Rule 3-05
Thursday, November 06, 2008

	Actual	Actual	Forecast
	FYE 2007	YTD - 9mos	FYE 2008 e
Income Statement
PHMD
Revenue	$38,713,617	$26,517,739	CTR1OF1/RL11.11.2008
Income (Loss) from Continuing Operations	($6,354,246)	($5,806,940)	CTR1OF1/RL11.11.2008

PhotoTherapeutics (Note 1)
Revenue	$6,260,699	$6,855,884	CTR1OF1/RL11.11.2008
% of PHMD	16.2%	25.9%	26.0%

Income (Loss) from Continuing Operations	($2,358,994)	$(472,589)	CTR1OF1/RL11.11.2008
% of PHMD	37.1%	8.1%	3.2%

Balance Sheet
PHMD
Total Assets	$56,686,703	$53,529,362	CTR1OF1/RL11.11.2008

PhotoTherapeutics (Note 1)
Total Assets	$4,391,006	$4,160,617	CTR1OF1/RL11.11.2008
% of PHMD	7.7%	7.8%	7.3%

Investment (Purchase Price)
PHMD
Total Assets	$56,686,703	$53,529,362	CTR1OF1/RL11.11.2008

PhotoTherapeutics Purchase Price (Note 2)	$14,400,000	$14,400,000	CTR1OF1/RL11.11.2008
% of PHMD	25.4%	26.9%	26.8%

Note 1: PTL figures were converted from pounds to dollars under Rule 3-20. Avg exchange rate for 3Q08 equals $1.94894; avg exchange rate for 311 days, 1-1-08 through 11-6-08, equals $1.917550. Exchange rate at 9-30-08 equals $1.81750.

Note 2: It is probable that closing will be in 2009. FAS 141R will require expensing of acquisition costs and recording of an estimate of any earn-out. It is remote that any earn-out greater than $1,400,000 will be paid.

Note 3: Comparative pre-tax loss results from continuing operations, in functional currencies and local GAAP, for last 5 years were:

Year	PHMD Loss	PTL Loss
	(USD$, US GAAP)	(GBP£, UK GAAP)
2007	2,358,994	1,266,324
2006	7,492,397	166,082
2005	3,936,044	510,027
2004	4,984,196	820,747
2003	7,442,849	127,446

	Subtotal 2003-2006	1,624,302
	Sverage of subtotal	406,076